June 23, 2010

Via U.S. Mail and Facsimile – (502)227-1692

Doug Carpenter, CFO
Farmers Capital Bank Corporation
PO Box 309
202 W Main St.
Frankfort, KY 40601

> Re: Farmers Capital Bank Corporation
>   Form 10-K for the period ended December 31, 2009
>   Form 10-Q for the period ended March 31, 2010
>   File No.: 0-14412

Dear Mr. Carpenter:

We have reviewed your response, filed with the Commission on May 25, 2010, to our May 12, 2010 comment letter and we have the following additional comments:

Form 10-K for the period ended December 31, 2009

Lending, page 15

1. Please refer to your response to comment 1 of our May 12, 2010 comment letter, and revise your future filings to disclose whether you have underwritten any hybrid loans, including payment option ARM's, negative amortization loans, stated income/stated asset loans, etc. If so, disclose the extent to which such loans were underwritten as well as the extent of such loans remaining in your portfolio.

Recent Regulatory Events and Increase Capital Requirements, page 19

2. Please refer to your response to comment 2 of our May 12, 2010 comment letter and address the following.

   a. Please explain to us in expanded detail why management does not think it is potentially relevant to an investor to know that management has entered into agreements with the bank's primary regulator that includes requirements regarding such issues as the management of problem loans, compensation, increased levels of reporting to the board of directors and the development of acceptable policies and procedures for monitoring compliance with the agreements.

   b. Please explain to us in detail why management believes that the items set forth in the response are strictly procedural in nature and, therefore, are potentially of little interest to an investor in light of the fact, for instance, that reducing problem loans, compensation-related matters, and servicing debt obligations could have a direct impact on your future operations as well as your future financial statements.

c. We note your response appears to hinge on your apparent understanding that the definition of materiality in the context of our comment was limited to the impact of a given regulatory requirement on your historical financial statements. However, we believe that materiality in this sense extends beyond the historical financial statements to require disclosure of items that may have a material impact other aspects, such as on your overall future operations, loan portfolio, management, or your relationship with your regulator. Please revise your proposed disclosures accordingly.

d. Please confirm to us that your response to our previous comment 2 sets forth all issues to be addressed by management under the applicable regulatory agreements.

Interest Income, page 40

3. Please refer to your response to comment 4 of our May 12, 2010 comment letter and revise to provide a significantly expanded discussion of loans that you have modified that you do no consider troubled debt restructurings. Quantify, by loan type, the number and amount of loans modified and discuss the specific modifications made. Discuss whether or not you have engaged in loan splitting, and if so, quantify the extent of such activities.

Asset Quality, page 47

4. Please refer to your response to comment 7 of our May 12, 2010 comment letter and address the following:

a. Please revise to clarify if the appraisals obtained on construction loans are based on current value or on an as completed basis, clarifying how, given market conditions, the fair value of these loans exceeds unpaid principle amounts.

b. Please revise to specifically identify the types of adjustments management makes to updated appraisals and to describe the circumstances under which they are made.

c. Based on charge-offs and losses on repossessed assets, it remains unclear to us on what basis you believe you will recover significantly all the principle outstanding based merely on appraisals. Please compare and contrast your ability to recover unpaid principle on impaired loans that are

> ultimately charged-off based on appraisals and market conditions (ability to sell) between periods.

5. Please refer to your response to comment 9 of our May 12, 2010 comment letter. Your response appears to provide general information that does not specifically address the material decline in the percentage of allowance for loan losses to non-performing loans. The discussion set forth in your response does not appear to support this decline in comparison to the significant increase in non-performing loans net of restructured loans. Also, your response does not appear to address why it seems you do not expect loans to charge-off at the same rate in 2010 as they did in 2009. Please revise to provide an expanded discussion of this material trend that more completely addresses our comment.

Allowance for Loan Losses, page 49

6. Please refer to your response to comment 10 of our May 12, 2010 comment letter and revise future filings to present the percentage of the allowance to total loans by loan category. Please refer to Item IV.B of Industry Guide 3.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief